[Sullivan & Cromwell LLP Letterhead]

February 21, 2017

Via E-mail and EDGAR

Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.E.,
Washington, D.C. 20549.

Attention:	David Lin

Re:	Acceleration Request for The Bank of N.T. Butterfield & Son Limited
Registration Statement on Form F-1 (File No. 333-216018)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, The Bank of N.T. Butterfield & Son Limited, and of the underwriters that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on February 22, 2017, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please direct any questions to me by phone ((212) 558-4175) or by email (clarkinc@sullcrom.com) or to Katherine A. McGavin by phone ((212) 558-4956) or by email (mcgavink@sullcrom.com).

Very truly yours,

/s/ Catherine M. Clarkin

Catherine M. Clarkin

(Attachments)

[The Bank of N.T. Butterfield & Son Limited Letterhead]

February 21, 2017

Via E-mail and EDGAR

Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.E.,
Washington, D.C. 20549.

Attention:	David Lin

Re:	Acceleration Request for The Bank of N.T. Butterfield & Son Limited
Registration Statement on Form F-1 (File No. 333-216018)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Bank of N.T. Butterfield & Son Limited (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1, Registration Number 333-216018 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, Washington, D.C. time, on February 22, 2017, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges:

•	should the Securities and Exchange Commission (the “SEC”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Catherine M. Clarkin at Sullivan & Cromwell LLP at (212) 558-4175 or Katherine A. McGavin at Sullivan & Cromwell LLP at (212) 558-4956.

Very truly yours,

The Bank of N.T. Butterfield & Son Limited

By:	/s/ A. Shaun Morris
	Name:	A. Shaun Morris
	Title:	General Counsel and Group Chief Legal Officer

GOLDMAN, SACHS & CO. 200 West Street New York, New York 10282	CITIGROUP GLOBAL MARKETS INC. 388 Greenwich Street New York, New York 10013	SANDLER O’NEILL & PARTNERS, L.P. 1251 Avenue of the Americas New York, New York 10020	KEEFE, BRUYETTE & WOODS, INC. 787 Seventh Avenue, 4th Floor New York, New York 10019

February 21, 2017

VIA EDGAR

David Lin

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bank of N.T. Butterfield & Son Limited Registration Statement on Form F-1 File No. 333-216018

Dear Sir:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that there will be distributed to each underwriter, institution or dealer who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of Preliminary Prospectus, to be dated February 21, 2017 and included in the Registration Statement on Form F-1, as amended, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We have been informed by the other participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of The Bank of N.T. Butterfield & Son Limited for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on February 22, 2017, or as soon thereafter as practicable.

[Remainder of page intentionally left blank]

Very truly yours,

By:	Goldman, Sachs & Co.

By:	/s/ Adam Greene
	Name:	Adam Greene
	Title:	Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Marcos Diaz
	Name:	Marcos Diaz
	Title:	Director

By:	SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Robert A. Kleinert
	Name:	Robert A. Kleinert
	Title:	An Officer of the Corporation

By:	KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Victor A. Sack
	Name:	Victor A. Sack
	Title:	Managing Director